UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Ibero–America Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45082X103
(CUSIP Number)

Javier Malagón Navas
Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana 81
Madrid 28046
Spain
011-34-91-537-8172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45082X103
(1) Names of reporting persons	Banco Bilbao Vizcaya Argentaria, S.A.
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	Kingdom of Spain
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	1,500,000
(8) Shared voting power	0
(9) Sole dispositive power	1,500,000
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	1,500,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	16.84%
(14) Type of reporting person (see instructions)	BK

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share, of The Ibero-America Fund, Inc. (the “Fund”).  The Fund’s principal executive offices are located at:  Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105.

Item 2.            Identity and Background.

This statement is filed by Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (“BBVA”).  The address of the principal executive offices of BBVA are Paseo de la Castellana 81, Madrid, Spain and Plaza San Nicolás 4, Bilbao, Spain.  For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of BBVA, reference is made to Exhibit A attached hereto and incorporated herein by reference.

During the last five years, neither BBVA nor, to the best of its knowledge, any person listed on Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

Funds from the balance sheet of BBVA were used to acquire the shares in 1999.

Item 4.            Purpose of Transaction.

BBVA has proposed to the Board of Directors of the Fund that it submit to the shareholders of the Fund in its proxy statement a proposal for shareholder approval to request that the Board of Directors liquidate and dissolve the Fund.  Attached hereto as Exhibit B is a copy of the resolution proposed by BBVA to be included in the Fund’s next proxy statement.

BBVA believes that this proposal is in the best interests of the shareholders of the Fund.  In October 2008, AllianceBernstein L.P., the Fund’s investment manager, presented a report to the Board of Directors proposing the liquidation of the Fund and providing a Plan of Liquidation and Dissolution (the “AB Proposal”).  Among the reasons cited by AllianceBernstein L.P. for its recommendation to dissolve the Fund is that it would allow shareholders to realize the Fund’s net asset value for their shares and avoid the discount to net asset value that would be realized by a sale of shares in the market.  On October 15, 2008, discount was 11.8%, on December 15, 2009, discount was 7.0%, and on June 30, 2010, the discount was 12.6%.  The AB Proposal noted that most of the Fund’s assets are relatively liquid.  On October 29, 2009, BBVA additionally proposed the dissolution and liquidation of the Fund to the Board.  Neither the AB Proposal nor BBVA’s proposal were approved by the Board and were not submitted to the Fund’s shareholders.

The proposals in the proxy statement for the General Stockholders’ Meeting on November 9, 2009 (the “November 9 Meeting”) included (i) a proposal to significantly broaden the Fund’s investment objective and reclassify it as “non-fundamental,” allowing the Board to change the objective in the future without a shareholder vote (the “Objective Proposal”) and (ii) a proposal that would permit the Fund to make investments in classes of assets that it was previously prohibited from making (the “Policy Proposal”).  With a quorum present, the Objective Proposal was approved but the Chairman of the Board then adjourned the meeting until December 8, 2009, and then to January 19, 2010, in order to solicit additional votes in favor of the Policy Proposal, suggesting insufficient votes for the Policy Proposal.

On January 11, 2010, the Fund stated publicly that it would continue to comply with certain fundamental investment policies, notwithstanding their elimination or amendment if the Policy Proposal were passed, unless reaffirmed by the shareholders in a subsequent meeting.  These policies include the prohibition on (i) investing more than 25% of total assets in unlisted and non-readily marketable Spanish securities, (ii) short sales or maintaining short positions, (iii) control investments and (iv) investments in oil, gas, and mineral leases.  We believe this unofficial modification to the Policy Proposal was intended to procure a particular shareholder’s vote in favor of it, yet nullifying it and the expressed intention of shareholders that had previously voted for it.  On January 19, 2010, the Policy Proposal was approved.  The Board has therefore disregarded the advice of the investment manager to liquidate the Fund, used unsound procedures to change the nature of the Fund and contravened the intentions of other shareholders.

Item 5.            Interest in Securities of the Issuer.

(a) BBVA is the beneficial owner of 1,500,000 shares (the “Shares”), or 16.84% of the outstanding common stock of the Fund.  Other than as provided above, neither BBVA, nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Fund’s common stock.

(b) BBVA holds the sole power to vote or to direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

(c) Neither BBVA nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Fund’s common stock during the past sixty days.

(d) No other person is known by BBVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Fund that may be deemed to be beneficially owned by BBVA as provided for herein.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither BBVA nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any of the common stock of the Fund.

Item 7.            Material to be Filed as Exhibits.

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.

Exhibit B	Resolution Proposed by BBVA for inclusion in Proxy Statement of The Ibero-America Fund, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 29, 2010

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Javier Malagón Navas
Name:	Javier Malagón Navas
Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.

EXHIBIT INDEX

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.

Exhibit B	Resolution Proposed by BBVA for inclusion in Proxy Statement of The Ibero-America Fund, Inc.